January 22, 2009

Via EDGAR

Mr. Jim B. Rosenberg
Ms. Dana Hartz
Ms. Rose Zukin
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC  20549

Re:	Kendle International Inc. Form 10-K for Year Ended December 31, 2007 Filed on March 17, 2008 Definitive Proxy Statement on Schedule 14A Filed April 14, 2008 File No. 000-23019

Ladies and Gentlemen:

We have received and reviewed your letter dated January 7, 2009 related to the above-referenced filings of Kendle International Inc. (“Kendle” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments.  This letter has been filed with the Commission as correspondence through EDGAR.

Form 10-K for the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements
Note 7, Debt, page F-17

1.
Please refer to your response to prior comment two.  You state that “The Counterparties to the Convertible Note Hedges are required to deliver either shares of the Company’s common stock or cash in the amount that the Company is obligated to deliver to the holders of the Convertible Notes…” Please provide us the reference in Exhibit 10.1 Confirmation of Convertible Bond Hedge Transaction, dated July 10, 2007 included in the Form 8-K filed July 16, 2007 to where cash settlement is discussed.  If cash settlement is an alternative and the choice of settlement method is within the control of the counterparty, please tell us why you believe your accounting complies with EITF 00-19.

Mr. Jim B. Rosenberg
January 22, 2009

Response:

Upon receipt of your letter dated January 7, 2009, the Company re-examined all source documents related to our Convertible Bond Hedge Transaction.  As a result of this re-examination process, the Company believes this contract does not allow our counterparty a choice of either net-cash settlement or net-share settlement, but rather only allows for net-share settlement.  Accordingly, the Company continues to believe that the instrument has properly been accounted for as permanent equity in accordance with paragraph 9 of the Emerging Issues Task Force No. 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

The primary settlement terms for the Convertible Note Hedge are outlined in Section 2 of the Confirmation of Convertible Bond Hedge Transaction between Kendle and UBS AG filed as Exhibit 10.1 of the Current Report filed on Form 8-K dated July 16, 2007 (Exhibit 10.1).  In particular, please refer to the definition for Delivery Obligation.  As noted in this section, the settlement of the Convertible Bond Hedge is driven by the settlement of the Convertible Notes, which is outlined in Section 11.02(A)(i)(b) of the Supplemental Indenture No. 1.  As explained therein, the only settlement option is the delivery of common stock.  The Supplemental Indenture No. 1 is also included in the Form 8-K filed July 16, 2007 as Exhibit 4.2.  The Company notes that the terms of the Confirmation of Convertible Bond Hedge Transaction between Kendle and JP Morgan Chase Bank, National Association, filed as Exhibit 10.2 to this Form 8-K are substantially similar to those described in Exhibit 10.1.

The Company acknowledges that its previous response to your comment, and its disclosures in its Annual Report filed on Form 10-K for the year ended December 31, 2007 should be amended to provide more clarity around this item.  In an effort to provide this additional clarity to the financial statement disclosures, the Company proposes to amend the sentence cited in the Staff’s question in the Company’s disclosures in the Annual Report filed on Form 10-K for the year ending December 31, 2008 and all future applicable filings as follows:

“…Under the bond hedges that cover approximately 4.2 million shares of the Company’s common stock, the counterparties are required to deliver shares of the Company’s common stock in the amount that the Company is obligated to deliver to the holders of the Convertible Notes with respect to the conversion, calculated exclusive of shares deliverable by the Company by reason of any additional premium relating to the Convertible Notes or by reason of any election by the Company to unilaterally increase the conversion rate pursuant to the indenture governing the Convertible Notes…”

Finally, the Company would like to confirm that all other terms and provisions of the Convertible Bond Hedge Transaction are consistent with its previous understanding and past disclosures.

Mr. Jim B. Rosenberg
January 22, 2009

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Compensation Discussion and Analysis
Bonus, page 16

2.
Please refer to your response to Comment 5.  Please revise to provide a specific discussion of each officer’s individual goals.  If the goals included targets or were quantified, then the discussion should be quantified and/or should identify the targets.  For example, you disclose that Dr. Kendle and Mr. Bergen were responsible for the Corporate Performance Scorecard, and Dr. Kendle’s goals included revenue and operating income growth.  Please expand your disclosure to identify the specific qualitative or quantitative target that each individual goal was designed to achieve, and state whether these targets were achieved.  For example, disclose the specific quantitative targets in Dr. Kendle’s goals of revenue and operating growth.

Response:

The Company intends to provide, in its 2009 proxy materials, disclosure similar to the following which is based on compensation goals and targets applicable to its fiscal year ending December 31, 2007:

The Named Executive Officer’s performance goals are linked to corporate and functional performance scorecards (as noted on page [15] of the Proxy Statement), along with individual goals.  The Corporate Performance Scorecard and Financial Performance Scorecard included financial, customer, operations, and personnel imperatives.  The Sales and Marketing Performance Scorecard included financial, customer, and personnel imperatives.

Name Executive Officer	Performance Scorecard	Qualitative Goals	Quantitative Goals
Dr. Kendle	Corporate	•Integration of Charles River Laboratories Clinical Services resources (“CRL Integration”)	•Revenue growth •Operating income growth
Mr. Bergen	Corporate	•CRL Integration •Development and initiation of corporate enterprise resource planning strategy and solution	N/A
Mr. Brenkert	Financial	•$200,000,000 Note Offering •Restructuring of Finance Department infrastructure	N/A
Mr. Higginbotham	Sales and Marketing	•Development and implementation of business unit marketing and branding strategies	•Sales growth

Mr. Jim B. Rosenberg
January 22, 2009

Although more specific performance targets were not identified for the qualitative goals discussed above, the Company established specific performance targets for the quantitative goals identified above.

Specifically, goals for revenue, operating income and sales growth were met or not met, as the case may be, as follows:

	Target (Range)	Fiscal Year Result
Revenue	$400,000,000 to $420,000,000	$397,584,000
Operating Income	$48,000,000 to $58,800,000	$52,814,000
Sales (over preceding year)	33% increase	36% increase

As discussed elsewhere in this Compensation Discussion and Analysis ("CD&A"), the achievement, or failure to achieve, as the case may be, of any or all applicable goals, targets or metrics does not directly result in specific compensation decisions. Rather, the Committee’s consideration of the achievement, or failure to achieve, as the case may be, of any or all applicable goals, targets or metrics constitutes just one of many of the factors described in this CD&A. Such goals, targets and metrics are considered generally and not as a substitute for the

Mr. Jim B. Rosenberg
January 22, 2009

Committee’s discharge of its fiduciary duties in making executive officer compensation decisions. In all cases, specific decisions involving compensation were ultimately based upon the Committee’s judgment about the NEO’s performance, potential future contributions and about whether each particular payment or award would provide an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value.

The Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments.  Kendle appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 345-1525.

Sincerely, KENDLE INTERNATIONAL INC. By: /s/ Karl Brenkert, III Name: Karl Brenkert, III Title: Senior Vice President & Chief Financial Officer

cc:	F. Mark Reuter, Esq.